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                                                                    EXHIBIT 12.1


                       AGCO CORPORATION AND SUBSIDIARIES


    Statement Re: Computation of Ratio of Earnings to Combined Fixed Charges
                        (in millions, except ratio data)


                                                      Quarter Ended
                                                         March 31,             Year Ended December 31,
                                                     ---------------   ----------------------------------------
                                                      2001     2000     2000     1999     1998    1997    1996
                                                     ------   ------   ------   ------   ------  ------  ------
                                                       (Unaudited)
FIXED CHARGES COMPUTATION:
  Interest expense ..............................    $ 14.5   $ 12.9   $ 56.6   $ 69.1   $ 79.7  $ 69.1  $ 45.2
  Interest component of rent expense(a) .........       1.5      1.4      5.8      4.8      5.3     5.6     5.4
  Proportionate share of fixed charges of 50%-
    owned affiliates ............................       0.3      0.5      1.4      2.5      2.8     1.8     2.0
  Amortization of debt cost .....................       2.6      1.5      3.7      2.3      1.7     1.6     1.4
                                                     ------   ------   ------   ------   ------  ------  ------
        Total fixed charges .....................    $ 18.9   $ 16.3   $ 67.5   $ 78.7   $ 89.5  $ 78.1  $ 54.0
                                                     ======   ======   ======   ======   ======  ======  ======

EARNINGS COMPUTATION:
 Income (loss) before income taxes, equity
   in net earnings of affiliates and
   extraordinary loss plus dividends received
   from affiliates...............................    $(13.8)  $(21.7)  $ (4.2)  $(19.3)  $ 84.8  $245.7  $171.6
 Fixed charges ..................................      18.9     16.3     67.5     78.7     89.5    78.1    54.0
                                                     ------   ------   ------   ------   ------  ------  ------
        Total earnings as adjusted ..............    $  5.1   $ (5.4)  $ 63.3   $ 59.4   $174.3  $323.8  $225.6
                                                     ======   ======   ======   ======   ======  ======  ======
        Ratio of earnings to combined fixed
           charges...............................       -(b)     -(b)     -(b)     -(b)   1.9:1   4.2:1   4.2:1
                                                     ======   ======   ======   ======   ======  ======  ======


(a) The interest factor was calculated to be one-third of rental expenses and is considered to be a representative interest factor.

(b) The dollar amount of the deficiency, based on a one-to-one coverage ratio, was $13.8 million and $21.7 million for the quarters ended March 31, 2001 and March 31, 2000, respectively, and $4.2 million and $19.3 million for the twelve months ended December 31, 2000 and 1999, respectively.